UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 0-6910

CUSIP NUMBER 872382106

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

TEL Offshore Trust
Full Name of Registrant

N/A
Former Name if Applicable

The Bank of New York Mellon Trust Company, N.A., Corporate Trustee
Address of Principal Executive Office (Street and Number)

919 Congress Avenue, Austin, Texas 78701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Bank of New York Mellon Trust Company, N.A., as trustee of TEL Offshore Trust (the “Trust”), has been working diligently to complete all required information for the Trust’s annual report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”).  However, the Form 10-K could not be completed on or before the prescribed due date of March 16, 2009 due to a delay in the completion of the reserve report by the independent reserve engineer for the oil and gas properties associated with the Trust. DeGolyer and MacNaughton, independent petroleum engineers (“D&M”), has been requested by Chevron U.S.A. Inc. (“Chevron”), as the managing general partner of the TEL Offshore Trust Partnership (of which the Trust owns a 99% interest) to prepare a reserve report (the “Reserve Report”) estimating, as of October 31, 2008, proved oil and gas reserves and future net revenue attributable to the net profits interest of the TEL Offshore Trust Partnership in certain offshore leases owned by Chevron and certain other working interest owners. Reference is made to the Statement of Independent Petroleum Engineers attached as Exhibit 1 to this Form 12b-25, which Statement is incorporated herein and made a part hereof for all purposes.  Based on the further information below and such Statement, the trustee believes that the reserve report could not be provided prior to the prescribed due date for the Form 10-K without unreasonable effort or expense. Once the reserve report is final, the information therein will need to be reviewed by the Corporate Trustee, integrated into the Form 10-K and reviewed by the Trust’s independent registered public accounting firm. The trustee intends to file the Form 10-K as soon as practicable, and in no event later than the fifteenth calendar day following the prescribed due date.

On October 7, 2008, the Trust announced that production from the two most significant oil and gas properties associated with the Trust had ceased following damage inflicted by Hurricane Ike in September 2008. The principal asset of the Trust consists of a 99.99% interest in the TEL Offshore Trust Partnership. Such Partnership owns an overriding royalty interest, equivalent to a 25% net profits interest, in certain oil and gas properties, including the working interest ownership interest of Chevon in Eugene Island 339. The platforms and wells on Eugene Island 339 were completely destroyed by Hurricane Ike.  Crude oil revenues from Eugene Island 339 represented approximately 48% of the crude oil and condensate revenues for the royalty properties in 2007. In order to restore production at Eugene Island 339, Chevron expects that it would need to redevelop the facility and drill new wells.  As previously announced, the Trust had expected Chevron to make a decision in the first quarter of 2009 whether to proceed with any such development; however, Chevron is still assessing its alternatives and the economic feasibility for restoring production at the property. Chevron’s decisions regarding Eugene Island 339 will impact the treatment of Eugene Island for the Reserve Report. Solely for purposes of being able to complete the Reserve Report so that the Trust may file the Form 10-K, D&M will be assuming that Eugene Island 339 will not be redeveloped. At this point in time, there can be no assurance as to how or when, or if at all, production may be restored at Eugene Island 339.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Mike Ulrich	800	852-1422
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, production from the two most significant oil and gas properties associated with the Trust ceased following damage inflicted by Hurricane Ike in September 2008. The Trust’s source of capital is the royalty income received from its share of the net proceeds from the royalty properties associated with the Trust. Income from the royalty is recorded by the Trust on a cash basis, when it is received by the Trust. The financial and operating information that will be included in the Form 10-K will represent financial and operating information with respect to the royalty properties for the months of November 2007 through

October 2008. As such, the impact of Hurricane Ike will not be fully reflected in the discussion of 2008. However, as previously announced, the Trust’s scheduled distribution for the fourth quarter of 2008 was severely negatively impacted, although there were funds available for distribution given that there was some production from Eugene Island 339 and Ship Shoal 182/183 in August and September 2008. Future distributions are also likely to be severely negatively impacted, and there may not be sufficient net proceeds from the royalty properties to make one or more future distributions. At this time, the ultimate outcome of these various matters cannot be determined.

TEL Offshore Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2009	TEL OFFSHORE TRUST
		By:	The Bank of New York Mellon Trust Company, N.A.,
Corporate Trustee

/s/ MIKE ULRICH
Name: Mike Ulrich
Title: Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT 1

STATEMENT OF INDEPENDENT PETROLEUM ENGINEERS

DeGolyer and MacNaughton, independent petroleum engineers (“D&M”), has been requested by Chevron U.S.A. Inc. (“Chevron”), as the managing general partner of the TEL Offshore Trust Partnership (of which the TEL Offshore Trust (the “Trust”) owns a 99% interest) to prepare a reserve report (the “Reserve Report”) estimating, as of October 31, 2008, proved oil and gas reserves and future net revenue attributable to the net profits interest of the TEL Offshore Trust Partnership in certain offshore leases owned by Chevron  and certain other working interest owners. Chevron has not been able to provide D&M with requested reserve information for Chevron’s property at Eugene Island 339. The platforms and wells on Eugene Island 339 were completely destroyed by Hurricane Ike in September 2008. D&M understands that Chevron is still assessing its alternatives and the economic feasibility for redeveloping the property. As a result, D&M cannot complete the Reserve Report without unreasonable effort or expense before the prescribed due date of March 16, 2009 for the TEL Offshore Trust Form 10-K for the year ended December 31, 2008. Solely for purposes of being able to complete the Reserve Report so that the Trust may file the Form 10-K, D&M will be assuming that Eugene Island 339 will not be redeveloped. D&M will exercise its best efforts to have the Reserve Report finalized in sufficient time for the Trust to file its Form 10-K no later than the fifteenth calendar day following the prescribed due date of March 16, 2009.

DEGOLYER AND MACNAUGHTON

By:	/s/ George Wilson
Name:	George Wilson
Title:	Vice President
Date:	March 16, 2009